                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*


                            Barrington Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   068512102
                         -------------------------------
                                 (CUSIP Number)

                              Sherman I. Goldberg
                   Secretary -- First Chicago NBD Corporation
                            One First National Plaza
                       Chicago, Illinois   (312) 732-4000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 25, 1996
                         -------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provides in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. -----------------                          Page ---  of  --- Pages
--------------------------------------------------------------------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   First Chicago NBD Corporation
   No. 38-1984850
--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]

   Not Applicable                                                     (b) [_]
--------------------------------------------------------------------------------

3  SEC USE ONLY
--------------------------------------------------------------------------------

4  SOURCE OF FUNDS*
   WC
--------------------------------------------------------------------------------
-
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS  2(d) or 2(E)                               [_]
   Not Applicable
--------------------------------------------------------------------------------

6  CITIZENSHIP OF PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------

                          7  SOLE VOTING POWER
                             131,500 - The Reporting Person disclaims beneficial ownership of these shares. See Item 5
  Number of Shares      --------------------------------------------------------

Beneficially Owned by     8  SHARED VOTING POWER
                                      0
Each Reporting Person   --------------------------------------------------------
                          9  SOLE DISPOSITIVE POWER
       With                  131,500 - The Reporting Person disclaims beneficial
                             ownership of these shares. See Item 5.
                        --------------------------------------------------------

                         10  SHARED DISPOSITIVE POWER
                                       0
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  REPORTING PERSON
    131,500 - The Reporting Person disclaims beneficial ownership of these shares. See Item 5.
--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT OWNED IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                               [_]
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    16.6% - Adjusted to reflect the issuance by Barrington Bancorp, Inc. of 131,500 shares as described herein.
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*
    CO, HC
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

DISCLAIMER: THE FILING OF THIS SCHEDULE 13D SHALL NOT BE CONSTRUED AS AN ADMISSION THAT THE REPORTING PERSON HEREIN, FOR PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT OF 1934, IS THE BENEFICIAL OWNER OF THE SECURITIES COVERED BY THIS SCHEDULE 13D.


Item 1. Securities and Issuer.
        ---------------------

  This statement relates to the Common Stock, par value $0.01 per share (the "Shares"), of Barrington Bancorp, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 120 S. Hough Street, Barrington, Illinois 60010.

Item 2. Identity and Background.
        -----------------------

  (a) This statement is being filed by First Chicago NBD Corporation, a Delaware corporation ("FCN" and the "Reporting Person").

  Certain information required by Item 2 concerning the directors and executive officers of the Reporting Person is set forth on Schedule A attached hereto, which is incorporated herein by reference.

  (b) The address of the principal business and principal offices of FCN is One First National Plaza, Chicago, IL 60670.

  (c) FCN is a bank holding company registered under the Bank Holding Company Act, as amended, which was incorporated under the laws of the State of Delaware in 1972. FCN is the surviving corporation resulting from the merger, effective December 1, 1995, of First Chicago Corporation, a Delaware corporation, with and into NBD Bancorp, Inc., a Delaware corporation and registered bank holding company. FCN's lead bank is The First National Bank of Chicago ("FNBC"). FCN also is the parent corporation of NBD Bank, Detroit, Michigan ("NBD"), American National Bank and Trust Company of Chicago ("ANB"), FCC National Bank and NBD Bank, N.A., Indianapolis, Indiana. FCC National Bank is a Delaware-based national banking association primarily engaged in the issuance of VISA and MasterCard credit cards.

  Through its banking subsidiaries, FCN provides domestic retail banking, worldwide corporate and institutional banking, and trust and investment management services. In addition, FCN, directly or indirectly, owns the stock of various nonbank companies engaged in businesses related to banking and finance, including venture capital, leasing, investment management, mortgage lending and servicing, insurance, community development, discount brokerage and data processing activities.

  (d) During the past five years, neither the Reporting Person, nor to the knowledge of such Reporting Person, any of the executive officers and directors of such Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e) During the past five years, neither the Reporting Person, nor to the knowledge of the Reporting Person, any of the executive officers and directors of such Reporting Person, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

  (f) FCN is a Delaware corporation, and to the knowledge of FCN, each of the executive officers and directors of FCN is a citizen of the United States, except for Mr. Siegfried Buschmann who is a citizen of Germany.

Item 3. Source and Amount of Funds or Other Considerations.
        --------------------------------------------------

  On January 25, 1996, FCN entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Company whereby FCN agreed to purchase all of the

                                  Page 3 0f 9
outstanding Shares of the Company for approximately $17.1 million in FCN common stock, $1.00 par value per share (the "FCN Common Stock"). Pursuant to the Merger Agreement, the parties have agreed that the Company will be merged with and into FCN (the "Merger").

  The Merger Agreement provides that each Share of the Company (other than certain excluded shares) will be exchanged for FCN Common Stock valued at $25.85. The exchange ratio will be determined based on the average closing price of FCN Common Stock during a 10-day period ending on the fifth trading date prior to the effective date of the Merger.

  In order to induce FCN to enter into the Merger Agreement, the Company has granted to FCN an option (the "Option") to purchase up to 131,500 Shares, which represents 19.9 percent of the currently outstanding shares and which would represent 16.6 percent of the outstanding Shares assuming exercise of the Option in full. This Option is exercisable only upon the occurrence of certain Acquisition Events (as defined below) relating to the Company. The exercise price of the Option is $20.50 per Share. It is anticipated that, should the Option become exercisable and should FCN elect to exercise the Option, FCN would obtain the funds for purchase from working capital.

  FCN may exercise the Option only if any of the following events (each, an "Acquisition Event") has occurred:

  (a) On or after the fifth day preceding the scheduled initial expiration date of a bona fide tender or exchange offer for 20% or more of the then outstanding Shares of the Company by any person, entity, corporation or group other than FCN or any of its subsidiaries (a "Person");

  (b) the execution by the Company of a letter of intent or other agreement whereby a Person would have the right to acquire control of the Company or any of its subsidiaries or all or substantially all the assets of the Company or any of its subsidiaries;

  (c) withdrawal by the Company's Board of Directors of its recommendation to its stockholders of the approval of the Merger or the acceptance by the Company's Board of Directors of, or the recommendation by the Company's Board of Directors that the Company's stockholders accept, an offer from any Person to merge or consolidate with or acquire 20% or more of the then outstanding Shares or all or substantially all the assets of the Company or any of its subsidiaries;

  (d) the acquisition by any Person of 20% or more of the then outstanding Shares; or

  (e) any of the events described in paragraphs (b) or (c) above occur within 180 days after the Merger Agreement is terminated in whole or in part because of a breach by the Company of any of the terms and provisions of the Merger Agreement.

  Additionally, the Option may not be exercised at any time that (a) FCN is in material breach of the Merger Agreement unless such breach is in response, or subsequent, to a material breach of the Merger Agreement by the Company or any of its subsidiaries or, (b) FCN has not received all required regulatory approvals for such exercise. FCN will not exercise the Option to the extent that the aggregate number of Shares purchased upon exercise of the Option and the number of Shares as to which FCN and its affiliates, directly or indirectly, including in a fiduciary capacity, have the sole or shared power to vote or direct the vote or sole or shared power to dispose of or direct the disposition thereof exceeds 4.99% of the issued and outstanding Shares after giving effect to the exercise of the Option unless it has received all required regulatory approvals for such exercise.

  The consummation of the Merger is subject to approval of the Company's stockholders and various bank regulatory authorities.

  Given the restrictions and preconditions described above with respect to the exercise of the Option by FCN, the Reporting Person disclaims that it beneficially owns the Shares underlying such Option for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"). The filing of this Schedule 13D by the Reporting Person shall not be construed as an admission that such person is, for the purposes of Sections 13(d) and 13(g) of the Act, the beneficial owner of the Shares covered by this Schedule 13D.

Item 4. Purpose of Transaction.
        ----------------------

  As noted in Item 3, FCN received the Option in connection with, and as a condition precedent to, its execution of a Merger Agreement by and between FCN and the Company. Pursuant to the Merger Agreement, upon stockholder and regulatory approval, the Company will be merged into FCN and each outstanding Share (other than (i) those held by FCN, the Company and their respective subsidiaries in a fiduciary capacity or in satisfaction of debt previously contracted, and (ii) Dissenting Shares) will be converted into the number of shares of FCN Common Stock based upon the exchange ratio as described in Item 3. For purposes of this filing, "Dissenting Shares" means any Shares held by a holder who dissents from the Merger in accordance with the General Corporation Law of the State of Delaware ("Delaware Law") and becomes entitled to obtain payment for the fair value of such Shares pursuant to such Delaware Law.

  Upon consummation of the Merger, the separate corporate existence of the Company shall cease and FCN shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to, and assume, all the rights and obligations of the Company in accordance with Delaware Law. The Certificate of Incorporation and By-laws of FCN, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation and By-laws of the Surviving Corporation until thereafter changed or amended in compliance with applicable law.

  Stockholders of the Company prior to the Merger (with the exception of any holder of Dissenting Shares) will become holders of FCN Common Stock upon the consummation of the Merger and will be entitled to all rights and privileges as holders of FCN Common Stock, including all dividend, voting and liquidation rights applicable to FCN Common Stock. Upon consummation of the Merger, FCN intends to deregister the Shares under the Act and to cause the Shares to be delisted from the NASDAQ system.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

  (a) and (b) The Option is not exercisable by FCN except upon the occurrence of certain conditions as described in Item 3. Assuming for purposes of this
Item 5 that such conditions occur and FCN becomes entitled to, and elects to purchase Shares pursuant to the Option, the following table sets forth certain information as to beneficial ownership of such Shares by the Reporting Person.

   Reporting       Common Stock      Beneficial
   Person             Shares          Ownership
   -----------     ------------     -------------

     FCN           131,500/(1)/     16.6%/(2)(3)/


   (1) FCN does not hold these Shares directly but has an Option to purchase such Shares. The exercise of such Option is conditioned upon certain events as described in Item 3.

   (2) FCN will have sole power to vote and dispose of the Shares issuable upon the exercise of the Option.

   (3) Assumes 661,250 Shares issued and outstanding and the exercise of the Option held by FCN into 131,500 Shares.

   Because the Option does not permit FCN to purchase Shares until the occurrence of certain events, FCN does not have sole or shared voting or dispositive power with respect to any Shares; FCN, therefore, disclaims beneficial ownership of the Shares subject to the Option until such time, if ever, that FCN becomes entitled to exercise the Option.

   Pursuant to Regulation 13D-G, FCN may also be deemed to own beneficially those Shares, if any, held solely in a fiduciary capacity by various banking subsidiaries of FCN. FCN disclaims any ownership of such Shares.

   To the best of FCN's knowledge, no executive officer or director of FCN is a beneficial owner of Shares.


   (c)  Except as described in Item 3, none.

   (d)  Not applicable.

   (e)  Not applicable.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.
         ------------------------------------------------------

   See Item 3 for a discussion of the proposed Merger and the Option. In addition to the terms of the Option discussed in Item 3, set forth below is a description of other selected provisions of the Option.

   The number of Shares (and, if applicable, the kind of shares) subject to the Option and the purchase price per Share will be adjusted appropriately by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, exchanges of shares or the like affecting the common stock of the Company. In no event, however, shall the Option be exercisable for more than 19.9% of the outstanding shares of Company common stock following the occurrence of any such event.

   At any time after the occurrence of an Acquisition Event (as set forth in Item 3) and subject to the receipt of any necessary regulatory approvals and any restrictions in Delaware Law or federal banking laws, FCN shall have the right, exercisable by written notice to the Company, to require the Company, to purchase all, but not less than all, of the Shares (or the Option itself if it has not been exercised) at a price equal to the aggregate market value of the Shares determined on the basis of the highest price per share paid or offered to be paid by any Person that has purchased, offered to purchase or agreed to purchase 20% or more of the then outstanding shares of the Company's common stock since the date of the agreement relating to the Option. In the event the Option is sold to the Company prior to its exercise, the aggregate purchase price to be paid to FCN in accordance with the prior sentence shall be reduced by the aggregate exercise price of the Option. In the event of an Acquisition Event involving the sale of all or substantially all of the assets of the Company, the amount to be paid to FCN pursuant to the preceding sentence shall be calculated in accordance with the following formula:

         .199(SA + RA + EPOS)- EPOS

Where:

   SA = Cash paid or to be paid for all or substantially all of the assets sold or to be sold.

   RA = Current market value of the remaining assets (if less than all of the Company's assets are sold or to be sold), as determined by a recognized investment banking firm selected by the Company and FCN.

   EPOS = Exercise price for Shares.

If, for the purpose of this calculation, the price paid or to be paid for the assets consists in whole or in part of securities or assets other than cash, the value of such securities or assets shall be their then current market value as determined by a recognized investment banking firm selected by the Company and FCN.

   The Company has also granted FCN registration rights for the Shares within two years from the purchase date.

   The Option terminates upon the earliest of (a) the expiration of one year after the occurrence of an Acquisition Event (or, in the event of litigation restraining or enjoining the exercise of the Option, the expiration of one year after such Option finally becomes exercisable); (b) the termination of the Merger Agreement in accordance with its terms (other than if terminated by FCN due to the breach of the Merger Agreement by the Company, the failure of the Company's stockholders to approve the Merger or the impossibility of the conditions precedent to the consummation of the Merger being satisfied or fulfilled by December 31, 1996 (other than by reason of FCN being in breach of the Merger Agreement)); (c) one year after the termination of the Merger Agreement by FCN if terminated by FCN due to the breach of the Merger Agreement by the Company, the failure of the Company's stockholders to approve the Merger or the impossibility of the conditions precedent to the consummation to the Merger being satisfied or fulfilled by December 31, 1996 (other than by reason of FCN being in breach of the Merger Agreement); or (d) consummation of the Merger.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Exhibit A:  Agreement and Plan of Merger dated as of January 25, 1996.

         Exhibit B:  Stock Option Agreement dated as of January 25, 1996.

                                   SIGNATURE

   After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 2, 1996    FIRST CHICAGO NBD CORPORATION


                              By:  /s/ M. Eileen Kennedy
                                   -------------------------
                                    M. Eileen Kennedy
                              Its:  Senior Vice President and
                                    Treasurer

                                   SCHEDULE A



                           Executive Officers of FCN
                           -------------------------

Name                             Title with FCN          Principal Occupation
---------------------------  -----------------------  -----------------------------

Richard L. Thomas            Chairman of the          Chairman of the Board of
                             Board                    FCN and FNBC

Verne G. Istock              President and            President and Chief Executive
                             Chief Executive          Officer of FCN and FNBC
                             Officer

Thomas H. Jeffs II           Vice Chairman            Vice Chairman of FCN and FNBC
                                                      President of NBD

Scott P. Marks, Jr.          Vice Chairman            Vice Chairman of FCN and FNBC
                                                      Chairman of FCC National Bank

David J. Vitale              Vice Chairman            Vice Chairman of FCN and FNBC
                                                      President of FNBC

Frederick M. Adams,          Executive Vice           Executive Vice President of FCN
       Jr.                   President                and FNBC

John W. Ballantine           Executive Vice           Executive Vice President of FCN and
                             President                FNBC

Gordon S. Crimmins           Executive Vice           Executive Vice President of FCN and
                             President                FNBC

Robert A. DeAlexandris       Executive Vice           Executive Vice President of FCN and
                             President                FNBC

Alan F. Delp                 Executive Vice           Executive Vice President of FCN
                             President                Chairman of ANB

Sherman I. Goldberg          Executive Vice           Executive Vice President of FCN and
                             President                FNBC

Thomas H. Hodges             Executive Vice           Executive Vice President of FCN and
                             President                FNBC

Philip S. Jones              Executive Vice           Executive Vice President of FCN and
                             President                FNBC

W.G. Jurgensen               Executive Vice           Executive Vice President of FCN and
                             President                FNBC

James R. Lancaster           Executive Vice           Executive Vice President of FCN and
                             President                FNBC


Thomas J. McDowell           Executive Vice           Executive Vice President of FCN and
                             President                FNBC


Timothy P. Moen              Executive Vice           Executive Vice President of FCN and
                             President                FNBC


Susan S. Moody               Executive Vice           Executive Vice President of FCN and
                             President                FNBC


Andrew J. Paine, Jr.         Executive Vice           Executive Vice President of FCN
                             President


Robert A. Rosholt            Executive Vice           Executive Vice President and Chief
                             President and            Financial Officer of FCN and FNBC
                             Chief Financial
                             Officer

Such employment is conducted for FCN and FNBC at One First National Plaza, Chicago, Illinois 60670. Such employment is conducted for NBD at 611 Woodward Avenue, Detroit, Michigan 48226. Such employment is conducted for FCC National Bank at 300 King Street, Wilmington, Delaware 19801. Such employment is conducted for ANB at 33 North LaSalle Street, Chicago, Illinois 60690.

                                Directors of FCN
                                ----------------

                                                       Name, Business and
Names                    Principal Occupation        Address where Employed
---------------------  -------------------------  -----------------------------

Richard L. Thomas      Chairman of the Board      First Chicago NBD Corporation
                                                  One First National Plaza
                                                  Chicago, Illinois 60670

Verne G. Istock        President and Executive    First Chicago NBD Corporation
                       Officer                    One First National Plaza
                                                  Chicago, Illinois 60670

 Terence E. Adderly    President and Chief        Kelly Services, Inc.
                       Executive Officer          999 West Big Beaver Road
                                                  Troy, Michigan 48084

James K. Baker         Chairman of the Board      Arvin Industries, Inc.
                                                  One Noblitt Plaza
                                                  Columbus, Indiana 47202

John H. Bryan          Chairman of the Board and  Sara Lee Corporation
                       Chief Executive Officer    Three First National Plaza
                                                  Suite 4400
                                                  Chicago, Illinois 60602-4260

Siegfried Buschmann    Chairman and Chief         The Budd Company
                       Executive Officer          3155 West Big Beaver Road
                                                  Troy, Michigan 48007

James S. Crown         General Partner            Henry Crown and Company
                                                  222 North LaSalle Street
                                                  Suite 2000
                                                  Chicago, Illinois 60601

Dr. Maureen Fay        President                  University of Detroit Mercy
                                                  4001 West McNichols
                                                  Detroit, Michigan 48221

Charles T. Fisher      Retired Chairman           NBD Bancorp, Inc.
   III                                            100 Renaissance Center
                                                  Suite 2412
                                                  Detroit, Michigan 48243

Donald V. Fites       Chairman of the Board and   Caterpillar Inc.
                      Chief Executive Officer     Peoria, Illinois 61629

Thomas H. Jeffs II    Vice Chairman               First Chicago NBD Corporation
                                                  One First National Plaza
                                                  Chicago, Illinois 60670



Richard A. Manoogian   Chairman and Chief       Masco Corporation
                       Executive Officer        21001 Van Born Road
                                                Taylor, Michigan 48180


Scott P. Marks, Jr.    Vice Chairman            First Chicago NBD Corporation
                                                One First National Plaza
                                                Chicago, Illinois 60670

William T. McCormick,  Chairman and Chief       CMS Energy Corporation
  Jr.                  Executive Officer        330 Town Center Drive
                                                Dearborn, Michigan 48126

Earl L. Neal           Principal                Earl L. Neal & Associates
                                                111 West Washington Street
                                                Suite 1700
                                                Chicago, Illinois 60602

James J. O'Connor      Chairman and Chief       Unicom Corporation
                       Executive Officer        P.O. Box 767
                                                Chicago, Illinois 60690

Thomas E. Reilly,      Chairman of the Board    Reilly Industries, Inc.
  Jr.                                           300 North Meridian Street
                                                Indianapolis, Indiana 46204

Patrick G. Ryan        Chairman, President and  Aon Corporation
                       Chief Executive Officer  123 North Wacker Drive
                                                Chicago, Illinois 60606

Adele Simmons          President                The John D. and Catherine T.
                                                MacArthur Foundation
                                                140 South Dearborn
                                                Suite 1100
                                                Chicago, Illinois 60603

David J. Vitale        Vice Chairman            First Chicago NBD Corporation
                                                One First National Plaza
                                                Chicago, Illinois 60670
